UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q
/ / Form N-SAR / / Form N-CSR

For Period Ended: June 30, 2005

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:

READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Delta Air Lines, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1030 Delta Boulevard, Department No. 981
Address of Principal Executive Office (STREET AND NUMBER)

Atlanta, Georgia 30354-1989
City, State and Zip Code
PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/x/
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is currently in negotiations with a third party to serve as its new Visa/Mastercard credit card processor to replace its existing Visa/MasterCard processing contract, which expires on August 29, 2005. The results of these negotiations will impact the disclosures in the Registrant’s Form 10-Q for the quarter ended June 30, 2005 (“Form 10-Q”). The contract is important to the Registrant’s business because a substantial number of tickets that it sells are paid for by customers using Visa or MasterCard. The Registrant cannot accept these credit cards for payment unless it has a processing contract in effect. The potential Visa/MasterCard processor has advised the Registrant that it will require a significant cash reserve, deposited with the processor immediately upon start of the new contract, for tickets purchased using Visa or MasterCard but not yet flown. The Registrant is exploring alternatives to offset a portion of the cash reserve, but there can be no assurance whether or when it can implement any such alternative. The Registrant expects to file its Form 10-Q within 5 days, as permitted by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Leslie P. Klemperer (404) 715-2476
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes /X/ No / /

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes /X/ No / /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Delta Air Lines, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

COMPANY NAME CORPORATION

Date August 9, 2005	By:	/s/ Edward H. Bastian
Edward H. Bastian Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

PART IV -- OTHER INFORMATION

(3) On July 21, 2005, the Registrant issued a press release announcing its financial results for the quarter ended June 30, 2005. The press release was furnished to the Commission on a Current Report on Form 8-K dated July 21, 2005.

The Registrant reported a net loss of $382 million and a loss per share of $2.64 for the June 2005 quarter, as compared to a net loss of $2.0 billion and a loss per share of $15.79 for the June 2004 quarter. The net loss for the June 2005 and 2004 quarters includes net charges of $78 million and $1.7 billion, respectively. These net charges reflect (1) a net charge of $96 million in the June 2005 quarter and $117 million in the June 2004 quarter for pension settlements, asset writedowns, restructuring and related items, net; (2) an $18 million income tax benefit in the June 2005 quarter; and (3) a $1.5 billion charge in the June 2004 quarter for an additional valuation allowance against our deferred income tax assets.

Operating revenues totaled $4.2 billion in the June 2005 quarter, a 6% increase compared to the June 2004 quarter. Passenger revenues increased 6% to $3.9 billion, reflecting a 7% increase in Revenue Passenger Miles (“RPMs”) on a capacity increase of 5% and a 1% decline in passenger mile yield to 12.24¢. Passenger Revenue per Available Seat Mile (“Passenger RASM”) increased 1% to 9.58¢, while load factor increased 1.6 points to 78.2%. The decline in passenger mile yield reflects a lack of pricing power due to the continuing growth of low-cost carriers with which the Registrant competes in most of its domestic markets, high industry capacity and increased price sensitivity by its customers, enhanced by the availability of airline fare information on the Internet.

Operating expenses were $4.3 billion for the June 2005 quarter compared to $4.2 billion for the June 2004 quarter. The increase in operating expenses was primarily due to significantly higher fuel prices in 2005 than in 2004. Aircraft fuel expense increased 58%, or $385 million, to $1.1 billion, with approximately $365 million of the increase resulting from higher fuel prices, which remain at historically high levels. The average fuel price per gallon increased 53% to $1.60 and total gallons consumed increased 3%. Fare increases implemented during the June 2005 quarter in response to rising aircraft fuel prices offset only a small portion of those cost increases.

The Registrant reported a net loss of $1.5 billion and a loss per share of $10.17 for the six months ended June 30, 2005, as compared to a net loss of $2.3 billion and a loss per share of $18.95 for the six months ended June 30, 2004. The net loss for the six months ended June 30, 2005 and 2004 includes net charges of $465 million and $1.4 billion, respectively. These net charges reflect (1) net charges of $627 million and $117 million in the six months ended June 30, 2005 and 2004, respectively, for pension settlements, asset writedowns, restructuring and related items, net; (2) a $162 million income tax benefit in the six months ended June 20, 2005; and (3) a $1.3 billion charge in the six months ended June 30, 2004 for an additional valuation allowance against our deferred income tax assets.

Operating revenues totaled $7.8 billion for the six months ended June 30, 2005, a 5% increase compared to the six months ended June 30, 2004. Passenger revenue increased 5% to $7.2 billion, reflecting a 9% rise in RPMs on a capacity increase of 5% and a 4% decline in passenger mile yield to 12.06¢. Passenger RASM decreased 1% to 9.21¢, while load factor increased 2.7 points to 76.4%. The decline in passenger mile yield reflects the Registrant’s lack of pricing power due to the continuing growth of low-cost carriers with which it competes in most of its domestic markets, high industry capacity and increased price sensitivity by customers, enhanced by the availability of airline fare information on the Internet.

Operating expenses were $8.9 billion for the six months ended June 30, 2005, compared to $8.1 billion for the six months ended June 30, 2004. The increase in operating expenses was primarily due to a significant increase in the six months ended June 30, 2005 in (1) fuel prices and (2) pension settlements, asset writedowns, restructuring and related items, net. Aircraft fuel expense increased 56%, or $695 million, to $1.9 billion with approximately $655 million of the increase resulting from higher fuel prices, which remain at historically high levels. The average fuel price per gallon increased 51% to $1.51 and total gallons consumed increased 3%. Fare increases implemented during the six months ended June 30, 2005 in response to rising aircraft fuel prices offset only a small portion of those cost increases.